UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 000-26770
CUSIP Number: 670002104
(Check one:)
☑  Form 10-K     ☐  Form 20-F     ☐  Form 11-K     ☐  Form 10-Q      ☐  Form 10-D      ☐  Form N-SAR
☐  Form N-CSR
     For Period Ended: December 31, 2008
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the transition period ended: Not applicable
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
PART I — REGISTRANT INFORMATION
Novavax, Inc.
Full Name of Registrant
Not applicable

Former Name if Applicable
9920 Belward Campus Drive

Address of Principal Executive Office (Street and Number)
Rockville, Maryland 20850

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☑
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.
     Effective January 28, 2009, the Company’s Chief Financial Officer resigned. The Chief Financial Officer had primary responsibility for preparing the consolidated financial statements, drafting the Annual Report on Form 10-K and interfacing with the independent auditor. The Company is actively seeking to fill this position, but to date has not. The loss of the Chief Financial Officer has caused a diversion of management’s time and attention, which, combined with the limited resources of the finance department, has caused the unforeseen delay in completing the Annual Report on Form 10-K on a timely basis. The Registrant expects to file its Annual Report on Form 10-K for the year ended December 31, 2008 on or before March 31, 2009.

PART IV — OTHER INFORMATION
     (l) Name and telephone number of person to contact in regard to this notification

Rahul Singhvi	240-268-2000

(Name)	(Area code) (Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑  Yes     ☐  No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐  Yes     ☑  No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Novavax, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2008	By:	/s/ Rahul Singhvi
Rahul Singhvi
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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